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212-848-4084
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WRITER’S EMAIL ADDRESS:

carmen.wong@shearman.com

September 27, 2011

Via EDGAR Correspondence Filing

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:  SkyBridge G II Fund, LLC (previously known as SkyBridge Diversified Hedge Fund
Portfolio, LLC) (the “Fund” or the “Company”) (File Nos. 333-174399 and 811-22561)

Dear Ms. Browning:

This letter responds to comments that Richard Pfordte provided by telephone on August 24, 2011 to the Company’s registration statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2011.  Below, I identify your comments and offer our responses.

We have filed on the date hereof Amendment No. 1 to the Company’s registration statement (the “Amended Registration Statement”) in order to incorporate our responses to your comments, as discussed in this letter.  The Amended Registration Statement also contains certain information that was missing from the original filing and reflects certain other changes.

Unless otherwise defined in this letter, capitalized terms have the meanings given to them in the Amended Registration Statement.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Kimberly Browning

I.
COMMENT:  You asked that, on the cover page of the prospectus (the “Prospectus”) included in the Amended Registration Statement, the Company disclose that it is a fund of hedge funds and that an investment in the Company involves risks, including those described in the section within the Amended Registration Statement where a description of risks can be found.

RESPONSE:  We have updated the Amended Registration Statement to include the requested language.

II.
COMMENT:  You asked that, in footnote (i) of the pricing table in the Prospectus, the Company disclose that the estimated proceeds to the Company do not reflect the deduction of expenses expected to be incurred by the Shareholders, rather than by the Company, in connection with the initial offering of Shares.

RESPONSE:  We have updated the Amended Registration Statement to include the requested language.

III.	COMMENT: You asked that the Company remove any language that likens the Company to a private and/or an unregistered fund from the Amended Registration Statement.

RESPONSE:  We have updated the Amended Registration Statement to remove all such language.

IV.
COMMENT:  You asked that, on page 3 of the Prospectus, the Company change the text that referenced the Company’s potential investments in “registered Investment Funds” to, instead, reference its potential investments in “registered closed-end funds.”

RESPONSE:  We have updated the Amended Registration Statement to include the requested language.

V.	COMMENT: You have asked that the Company include an audited balance sheet reflecting a seed capital investment of $100,000.

RESPONSE:  We have updated the Amended Registration Statement to include such balance sheet.

The Company acknowledges that should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Amended Registration Statement have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Amended Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated

Ms. Kimberly Browning

authority, in confirming that all comments to the Amended Registration Statement have been adequately addressed, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosures in the final Amended Registration Statement.  The Company further acknowledges that they may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-4084 or my colleague Nathan Greene at (212) 848-4668.

Very truly yours,

/s/ Carmen Wong

Carmen Wong

cc:	Richard Pfordte (SEC)
Nathan J. Greene (S&S)